UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
  ___  Form 10-K   ___ Form 20-F    __ Form 11-K   X   Form 10-Q   __ Form N-SAR
                                                     ----

For Period Ended:     September 30, 1998

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART 1--REGISTRANT INFORMATION (Official Text)

  Kimmins Corp.
Full Name of Registrant


Former Name if Applicable

  1501 Second Avenue, East
Address of Principal Executive Office (Street and Number)

  Tampa, FL   33605
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant?s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The financial statements of Kimmins Corp. (KVN) as of September 30, 1998, are still in the process of being finalized. We are requesting additional time through this Notification of Late Filing to be able to accumulate and report accurate financial information.

PART IV--OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification:

 ------------------------------------------------------------------------------

     Norman S. Dominiak             (813)                          248-3878
          (Name)                (Area Code)                  (Telephone Number)
 ------------------------------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
       X    Yes         No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
       X    Yes         No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that any significant changes in the results of operations for the Registrant?s quarter ended September 30, 1998, as compared to prior year?s results, will be reflected in the financial statements of the Registrant. (See attached explanation).




                                  Kimmins Corp.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date:    November 16, 1998                By:
                                              Norman S. Dominiak, Vice President

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative?s authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

     International   misstatements  or  omissions  of  fact  constitute  Federal
     Criminal Violations (See 18 U.S.C. 1001).

     Attachment to Part IV, Item 3

     As a result of the sale of the discontinued operations of the solid waste management subsidiary during the third quarter ended September 30, 1998, additional time is needed to file complete and accurate financial statements. Statements of operations for corresponding periods of the prior year will be restated to reflect discontinued operations of the solid waste management subsidiary. The following schedule reflects preliminary income from discontinued operations:

                                3 Months Ended        3 Months Ended         9 Months Ended        9 Months Ended
                                   9/30/97                9/30/98                9/30/97               9/30/98
---------------------------- --------------------- ---------------------- ---------------------- --------------------

Gross Receipts                         $7,609,642             $4,832,434            $24,388,192          $21,525,905

Outside Services                           ---                      ---                    ---
                                     -------------          -------------          -------------        -------------


Net Revenue                             7,609,642              4,832,434             24,388,192           21,525,905


Cost of Revenue                         7,617,181              4,383,525              21,606,067           18,214,825
                                     -------------          -------------          -------------        -------------

Gross Profit                              (7,539)                448,909              2,782,125            3,311,080


Sell, Gen & Administrative              2,140,612              1,949,015              6,105,032             4,301,611
                                     -------------          -------------          -------------        -------------

Operating Income                       (2,148,151)            (1,500,106)            (3,322,907)            (990,531)


Minority Interest                             ---                    ---                    ---                  ---

Non-oper Gain/(Loss)                      208,316              (458,300)                563,055            4,804,956

Interest Expense                          350,639               (78,896)                993,208              613,337
                                     -------------          -------------          -------------        -------------

Income Before Taxes                    (2,290,474)            (1,879,510)            (3,753,060)            3,201,088


Provision for Taxes                      (893,283)              (721,878)            (1,463,692)            1,280,000
                                     -------------          -------------          -------------        -------------
Net Income                            ($1,397,191)           ($1,157,632)           ($2,289,368)           $1,921,088
                                     =============          =============          =============        =============



     The proceeds received on the sale of the discontinued operations exceeded the basis in the subsidiary and resulted in a substantial gain which will be included in the Consolidated Statements of Operations for the three and nine month periods ended September 30, 1998.